EXHIBIT 12(a)

COMPUTATION OF RATIO OF INCOME TO FIXED CHARGES

SEARS, ROEBUCK AND CO. AND CONSOLIDATED SUBSIDIARIES

	Twelve Months Ended Jul 1, 2000	Six Months Ended Jul 1, 2000	Year Ended
(millions, except ratios)	(unaudited)	(unaudited)	1999	1998	1997	1996	1995

Fixed Charges
Interest and amortization of debt discount and expense on all indebtedness	$1,248	$ 626	$1,268	$1,423	$1,409	$1,365	$1,373

Add interest element implicit in rentals	132	71	133	144	147	121	119
	1,380	697	1,401	1,567	1,556	1,486	1,492
Interest Capitalized	4	2	5	5	3	5	4

Total fixed charges	$1,384	$ 699	$1,406	$1,572	$1,559	$1,491	$1,496

Income
Income from continuing operations	$1,599	$ 623	$1,453	$1,072	$1,188	$1,271	$1,025
Deduct undistributed net income of unconsolidated companies	(3)	5	(5)	11	13	8	9
	1,602	618	1,458	1,061	1,175	1,263	1,016
Add
Fixed charges (excluding interest capitalized)	1,380	697	1,401	1,567	1,556	1,486	1,492
Income taxes	975	372	904	766	912	834	703
Income before fixed charges and income taxes	$3,957	$1,687	$3,763	$3,394	$3,643	$3,583	$3,211

Ratio of income to fixed charges	2.86	2.41	2.68	2.16	2.34	2.40	2.15